Exhibit 99.1

Atento S.A.

Société Anonyme

4 rue Lou Hemmer

L-1748 Luxembourg Findel

RCS Luxembourg B.185.761

April 27, 2018

Dear Shareholder:

You are cordially invited to attend the 2018 Annual General Meeting of Shareholders (the “Annual Meeting”) of Atento S.A. (the “Company”), to be held at 10:00 a.m. Central European Time on May 31, 2018 at the registered office of the Company, 4 rue Lou Hemmer, L-1748 Luxembourg Findel. Information concerning the matters to be considered and voted upon at the Annual Meeting is set out in the attached Letter and Proxy Statement.

The Company has fixed the close of business on April 6, 2018 as the record date for the Annual Meeting (the “Record Date”), and only holders of record of shares at such time will be entitled to notice of the Annual Meeting or any adjournment or postponement thereof. Holders of record of our ordinary shares will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you hold or whether or not you plan to attend the Annual Meeting in person. Accordingly, please authorize a proxy to vote your shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your shares in person if you subsequently choose to attend the Annual Meeting.

Please note that powers of attorney or proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:00 p.m. Central European Time, on May 28, 2018 in order for such votes to be taken into account.

Thank you for your continued support.

Sincerely,
Alejandro Reynal
Director

Atento S.A.

Société Anonyme

4 rue Lou Hemmer

L-1748 Luxembourg Findel

RCS Luxembourg B.185.761

Convening Notice to

the Annual General Meeting of Shareholders

to be held on May 31, 2018 at 10:00 a.m. (CET)

at 4 rue Lou Hemmer, L-1748 Luxembourg Findel

Dear Shareholders,

The Board of Directors of Atento S.A. (the “Board of Directors”) is pleased to invite you to attend the Annual General Meeting of Shareholders (the “Annual Meeting”) of Atento S.A. (the “Company”) to be held on May 31, 2018 at 10:00 a.m. (CET) at the registered office of the Company, 4 rue Lou Hemmer, L-1748 Luxembourg Findel, with the following agenda:

Agenda of the Annual Meeting

1.	Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2017;

2.	Approval of the auditor’s report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2017;

3.	Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2017;

4.	Allocation of the results for the financial year 2017;

5.	Ratification of the declaration of the interim dividend approved by the board of directors on October 31, 2017;

6.	Discharge of liabilities granted to the directors of the Company in respect of the financial year 2017;

7.	Renewal of the mandates of Class I directors of the Company for the next term:

a.	Re-electing Thomas Iannotti as Class I director of the Company for a term ending at the Annual General Meeting of Shareholders in 2021; and

b.	Re-electing David Garner as Class I director of the Company for a term ending at the Annual General Meeting of Shareholders in 2021;

8.	Renewal of the mandate of the independent auditor of the Company; and

9.	Approval of fees to members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, in the same aggregate amount as paid in respect of the financial year ended as at December 31, 2017 and the related power granted to the Board of Directors to allocate such amounts between the directors of the Company.

The Annual Meeting will validly deliberate on its agenda without any quorum requirement. The resolutions at the Annual Meeting will be adopted by a simple majority of the votes validly cast.

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Any shareholder who holds one or more shares(s) of the Company on April 6, 2018 (the “Record Date”) will be admitted to the Annual Meeting and may attend the Annual Meeting in person or vote by proxy. Luxembourg law provides for criminal sanctions applicable to persons voting shares they do not own at the time of the vote, and as such shareholders should not vote their shares at the Annual Meeting if such shares are expected to be transferred between the Record Date and the date of the Annual Meeting.

Please review the procedures for attending the Annual Meeting or to be represented by way of proxy included in the attached Proxy Statement. Copies of the 2017 Management Report, the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2017 and the Auditor’s Report for the financial year ended December 31, 2017 are available at both www.atento.com and www.proxyvote.com. Please note that powers of attorney or proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:00 p.m. (CET), on May 28, 2018 in order for such votes to be taken into account.

Yours faithfully,

The Board of Directors

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ATENTO S.A.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 31, 2018

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Atento S.A. (the “Company,” “Atento,” “we” or “us”) for use at the 2018 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on Thursday, May 31, 2018, at 10:00 a.m., Central European Time, at the registered office of the Company, 4 rue Lou Hemmer, L-1748 Luxembourg Findel, and any adjournment or postponement thereof. We expect to first make this Proxy Statement available, together with the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2017 and Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”), to shareholders on or about April 27, 2018.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

Internet Availability of Annual Meeting Materials

We have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a notice regarding Internet availability of proxy materials to our shareholders of record as of the close of business on April 6, 2018 (the “Record Date”). All shareholders will have the ability to access the proxy materials on the website referred to in the notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the notice, or unless you are a registered shareholder. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and to exercise the voting rights attendant to their shares at the Annual Meeting.

We intend to mail the notice on or about April 27, 2018 to all shareholders of record. On that same date, we will also mail a printed copy of this Proxy Statement, the Company’s stand-alone and consolidated annual accounts for the financial year ended, Annual Report and form of proxy to shareholders who had previously requested printed copies and to registered shareholders.

Who May Vote

Only holders of record of our ordinary shares at the close of business on the Record Date will be entitled to notice of the Annual Meeting. Holders of record of our ordinary shares at the close of business on the Record Date will be entitled to vote at the Annual Meeting. On the Record Date, 73,909,056 ordinary shares were issued and outstanding. Each ordinary share is entitled to one vote at the Annual Meeting.

What Constitutes a Quorum

No quorum is required for any ordinary resolutions to be considered at the Annual Meeting.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Under the current New York Stock Exchange rules as applicable to foreign private issuers, your broker will not be able to vote your shares with respect to any of the proposals or other matters considered at the Annual Meeting, in each case unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Annual Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal. Abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

Voting Process and Revocation of Proxies

If you are a shareholder of record, and you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Annual Meeting in-person and vote at the Annual Meeting.

If your shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm. You must follow the instructions of the holder of record in order for your shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

•	attending the Annual Meeting and voting in person;

•	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card, but prior to the date of the Annual Meeting, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Atento S.A., c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. If you are a registered holder you may request a new proxy card by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual Meeting. Your last vote, prior to or at the Annual Meeting is the vote that will be counted.

Attendance at the Annual Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual Meeting. All shareholders planning to attend the Annual Meeting in person must contact our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com by May 21, 2018 to reserve a seat. For admission, shareholders should come to the Annual Meeting check-in area no less than 15 minutes before the Annual Meeting is scheduled to begin. To be admitted to the Annual Meeting, you will need a form of photo identification (such as a driver’s license or passport), and if you hold your shares in street name you must also bring valid proof of ownership of your shares on the Record Date or a valid legal proxy from the holder of record. If you are a shareholder of record, you will be admitted to the Annual Meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Annual Meeting. Registration will begin at 9:30 a.m. Central European Time, and the Annual Meeting will begin at 10:00 a.m. Central European Time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual Meeting. Attendees may be asked to pass through a security check prior to entering the Annual Meeting.

Members of the Board of Directors will attend the Annual Meeting.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Letter, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL WITH RESPECT TO AGENDA ITEMS NOS. 1, 2 AND 3:

APPROVAL OF MANAGEMENT REPORT, AUDITOR REPORT AND STAND-ALONE AND

CONSOLIDATED ANNUAL ACCOUNTS

At the Annual Meeting, management will present the management report of the Board of Directors (the “2017 Management Report”) and the auditor’s report prepared by the Company’s auditors (the “Auditor’s Report”).

Management will then present the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2017. These materials are available on the internet at both www.atento.com and www.proxyvote.com. Following such presentation, the following resolutions will be put before the Annual Meeting for approval:

Resolved: The 2018 Annual General Meeting of Shareholders (the “Annual Meeting”), after having reviewed the 2017 Management Report on the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2017, hereby approves the 2017 Management Report.

Resolved: The 2018 Annual General Meeting of Shareholders (the “Annual Meeting”), after having reviewed the Auditor’s Report on the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2017, hereby approves the Auditor’s Report.

Resolved: The Annual Meeting, after having reviewed the 2017 Management Report and the Auditor’s Report on the Company’s stand-alone and consolidated annual accounts for the year ended December 31, 2017, hereby approves the stand-alone and consolidated annual accounts of the Company for the financial year ended on December 31, 2017, in their entirety.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the 2017 Management Report, Auditor’s Report and the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2017.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4:

APPROVAL OF ALLOCATION OF ANNUAL RESULTS

At the Annual Meeting, management will report that the Company’s operations resulted in a net profit of EUR 24,608,630.32 for the financial year ended December 31, 2017, based on the stand-alone and consolidated annual accounts of the Company as at December 31, 2017. The Annual Meeting will then be asked to approve the following resolution:

Resolved: The Annual Meeting hereby acknowledges the net profit for the financial year ended December 31, 2017 and resolves to allocate the profit of EUR 24,608,630.32 as follows:

Result of the financial year: EUR 24,608,630.32

Allocation to the legal reserve: EUR 3,330.42

Result to be carried forward to the following financial year: EUR 24,605,299.90

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of allocation of our annual results.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 5:

RATIFICATION OF DECLARATION OF INTERIM DIVIDEND

On October 31, 2017, our board of directors declared an interim cash dividend with respect to our ordinary shares of US$0.3384 per ordinary share, which was paid on November 28, 2017 to shareholders of record as of the close of business on November 20, 2017 (the “Interim Dividend”). Under Luxembourg law, the shareholders are asked to vote to ratify the declaration of the Interim Dividend. At the Annual Meeting, the shareholders will be asked to approve the following resolution with respect to the declaration of the Interim Dividend:

Resolved: The Annual Meeting hereby ratifies the declaration of the Interim Dividend by the Board of Directors.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the ratification of the declaration of the Interim Dividend.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 6:

APPROVAL OF DISCHARGE TO DIRECTORS FOR PERFORMANCE

Under Luxembourg law, the shareholders are asked to vote on the discharge of the directors with respect to the performance of their duties during the completed fiscal year. At the Annual Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors who served during the year ended December 31, 2017:

Resolved: The Annual Meeting hereby grants discharge (quitus) to the members of the Board of Directors who were in office during the financial year ended December 31, 2017 for the proper performance of their duties.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge to the members of the Board of Directors.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 7:

RENEWAL OF DIRECTOR MANDATES; ELECTION OF DIRECTORS

Board Composition and Election of Directors

Our Board of Directors consists of eight directors. Our articles of association provide that our Board of Directors will consist of not less than three directors and not more than 15 directors.

Our Board of Directors is divided into three classes as described below. Pursuant to our articles of association, our directors are appointed at the Annual General Meeting of Shareholders for a period of up to three years, with each director serving until the third Annual General Meeting of Shareholders following their election. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the Annual General Meeting of Shareholders in the year in which their term expires. Thomas Iannotti and David

Garner are serving as Class I directors for a term expiring at the Annual Meeting. Stuart Gent, Alejandro Reynal and Vishal Jugdeb are serving as Class II directors for a term expiring in 2019. Francisco Tosta Valim Filho, Devin O’Reilly and Melissa Bethell are serving as Class III directors for a term expiring in 2020. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The following table lists each of our directors, their respective ages and positions and the class in which they serve as of the date of this Proxy Statement:

Our current directors are as follows:

Name	Age	Class
Alejandro Reynal	43	Class II (term expiring at the 2019 Annual Meeting)
Vishal Jugdeb	40	Class II (term expiring at the 2019 Annual Meeting)
Stuart Gent	45	Class II (term expiring at the 2019 Annual Meeting)
Francisco Tosta Valim Filho	53	Class III (term expiring at the 2020 Annual Meeting)
Melissa Bethell	42	Class III (term expiring at the 2020 Annual Meeting)
Devin O’Reilly	42	Class III (term expiring at the 2020 Annual Meeting)
Thomas Iannotti	60	Class I (term expiring at the 2018 Annual Meeting)
David Garner	57	Class I (term expiring at the 2018 Annual Meeting)

Set forth below is a brief biography of each of our Class II and Class III directors:

Mr. Gent has served as a member of our board of directors since September 2014. Mr. Gent joined Bain Capital in 2007 and is a Managing Director in the London office. Prior to joining Bain Capital, Mr. Gent was a Managing Director of Avis UK and a member of the Avis Europe Executive Board. Previously, Mr. Gent was a Partner at Bain & Company where he worked in a variety of industries. Mr. Gent received a BSc from Bristol University in England. Mr. Gent is currently on the Board of Directors of WorldPay, Brakes Bros and EWOS. We believe Mr. Gent’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Mr. Jugdeb has served as a member of our board of directors since October 2015. Mr. Jugdeb is a Corporate Manager of Bain Capital, LLC, Luxembourg, which he joined in 2014. Prior to that, he served as Senior Manager at Alter Domus Luxembourg S.à r.l., a provider of corporate and management services. Mr. Jugdeb has over 15 years of experience in the financial services industry and currently acts as a board member on the holding companies of various Bain Capital investments such as Apple Leisure, Bravida, Edcon, Ideal Standard, and Ibstock. Mr. Jugdeb is a Chartered Certified Accountant and Fellow of the Association of Chartered Certified Accountants. He is also an Associate Member of the Society of Trust and Estate Practitioners.

Mr. Reynal has served as our Chief Executive Officer since October 2011. Mr. Reynal has served as a member of our board of directors since September 2014. Prior to this appointment, he worked at Telefónica’s Headquarters as Corporate Strategy Director for the Telefónica Group and from 2008 until 2011 he served as our EMEA Regional Director. Since he joined Telefónica Group in 2000, Mr. Reynal held various executive positions within Atento. Before his time at Telefónica, he was a Director at The Coca-Cola Company and Business Development Manager for the International Division of The Gap, Inc. He holds an MBA from Harvard Business School and a Bachelor and Master of Engineering degrees from the Georgia Institute of Technology. We believe Mr. Reynal is qualified to serve on our board of directors due to his extensive experience in the CRM BPO and telecommunications industries, corporate strategic development, financial reporting and his knowledge gained from his service on the boards of various other companies.

Mr. Valim has served as a member of our board of directors since April 2014. Mr. Valim served as Chief Executive Officer of Via Varejo from August 2013 until April 2014 and of Oi S.A. from August 2011 until January 2013. From January 2008 to July 2011, Mr. Valim was the Chief Executive Officer of Experian for Latin America, Europe and the Middle East. Prior to working at Experian, he served as Chief Executive Officer of NET Serviços de Comunicação S.A. from February 2003 to January 2008, Chief Financial Officer of Oi from January 2002 to

February 2003; and Vice-President and Chief Financial Officer of RBS Participações S.A. from September 1989 to December 2001. Mr. Valim holds an MBA from the Marshall School of Business—University of Southern California and a Bachelor of Arts degree in Business Administration from Universidade Federal do Rio Grande do Sul (UFRGS) with advanced studies degrees in Finance from Fundação Getulio Vargas and Planning and Organization from UFRGS. We believe Mr. Valim’s qualifications to serve on our board of directors include his extensive experience in the telecommunications industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Ms. Bethell has served as a member of our board of directors since March 2014. Ms. Bethell is a Managing Director of Bain Capital, which she joined in 1999 and relocated from Boston to London in 2000 as a member of Bain Capital’s European investment team. Prior to joining Bain Capital, Ms. Bethell worked in the Capital Markets group at Goldman, Sachs & Co., with a focus on media and technology fundraising. She received her master in business administration with distinction from Harvard Business School and a Bachelor of Arts degree with honors in Economics and Political Science from Stanford University. We believe Ms. Bethell’s qualifications to serve on our board of directors include her extensive experience in the telecommunication, media and technology industries, strategic development, financial reporting and her knowledge gained from service on the boards of various other companies.

Mr. O’Reilly has served as a member of our board of directors since September 2014. Mr. O’Reilly joined Bain Capital in 2005 and is a Managing Director in the London office. Prior to joining Bain Capital, Mr. O’Reilly was a consultant at Bain & Company where he consulted for private equity and healthcare industry clients. Previously, he spent several years in the software industry in corporate development and general management roles. Mr. O’Reilly received an MBA from The Wharton School at the University of Pennsylvania, and graduated with a BA from Princeton University. Mr. O’Reilly is currently on the Board of Directors of Bio Products Laboratory, Intermedica and Brakes Bros. We believe Mr. O’Reilly’s qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

Class I Director Nominees for Election at the Annual Meeting

Set forth below is a brief biography of each of our Class I directors being nominated for election at the Annual Meeting:

Mr. Iannotti has served as a member of our board of directors since November 2014. Mr. Iannotti has extensive international experience, including direct leadership of HP’s services business in Latin America. Prior to his retirement in 2011, Mr. Iannotti served as Senior Vice President and General Manager of HP Enterprise Services which provides applications, business process and infrastructure technology outsourcing services, consulting and support to business and government clients around the world. During his last two roles at HP, he was directly responsible for, and had significant exposure to, Latin America, focused on Brazil, Argentina, Chile, Columbia and Costa Rica. Earlier in his career, Mr. Iannotti served as the Vice President and General Manager of Customer Service for the EMEA region at Compaq Computers. Mr. Iannotti holds a Bachelor of Arts degree from Rhode Island College. He also pursued a management development program from Harvard Business School in 1993. We believe Mr. Iannotti’s qualifications to serve on our board of directors include his extensive experience in the information technology industry and his deep knowledge of Latin America´s environment.

Mr. Garner has served as a member of our board of directors since August 2016. Mr. Garner has over 30 years of experience in Customer Relationship Management companies. He is currently a member of the board of directors of National Directory Assistance, LLC. Mr. Garner was the executive Chairman and a member of the board of directors of BellSystem24 from 2013 until March 2016. Prior to that, he served as Chief Executive Officer of Sitel Worldwide from 2003 to October 2011 and as Chairman of the board from 2010 through October 2013. Prior to that, Mr. Garner was President and Chief Executive Officer of SHPS, Inc., from 1998 to 2003. Mr. Garner has a B.A. in Technical Communications from Louisiana Tech University.

Our Board of Directors has no reason to believe that any of the nominees listed above would be unable to serve as a director of the Company. Unless contrary instructions are provided on your proxy card, the persons named as proxies will vote your shares “FOR” the election of Thomas Iannotti and David Garner, as Class I directors.

At the Annual Meeting, the shareholders will be asked to approve the following resolutions:

Resolved: The Annual Meeting hereby approves the renewal of the mandate and re-appointment of Thomas Iannotti as Class I director of the Company for a term ending at the Annual General Meeting of Shareholders in 2021.

Resolved: The Annual Meeting hereby approves the renewal of the mandate and re-appointment of David Garner as Class I director of the Company for a term ending at the Annual General Meeting of Shareholders in 2021.

Vote Required and Board Recommendation

The renewal of the mandate and re-election of each nominee for Class I director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the renewal of the mandates and re-election of the two Class I directors named above to terms that run until the 2021 Annual General Meeting of Shareholders.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 8:

APPROVAL OF RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Ernst & Young, a société anonyme, as our independent registered public accounting firm and approved independent auditor (réviseurs d’entreprises agréés) to perform the audit of our financial statements for our year ending December 31, 2017.

For fees rendered by the various member firms of the Ernst & Young international organization to the Company for audit, audit- related, tax and other services in 2017 and 2016, please see Item 16C. “Principal Accountant Fees and Services” in our Annual Report on Form 20-F.

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual Meeting hereby approves the re-appointment of Ernst & Young, a société anonyme, as the independent registered public accounting firm and approved independent auditor (réviseurs d’entreprises agréés) of the Company for a term ending at the Annual General Meeting of Shareholders held in 2019.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the re-appointment of Ernst & Young, a société anonyme, as the independent registered public accounting firm and as approved independent auditor (réviseurs d’entreprises agréés) for a term ending at the Annual General Meeting of Shareholders held in 2019.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 9:

APPROVAL OF DIRECTOR REMUNERATION AND ALLOCATION

We currently provide non-executive members of the Board of Directors with remuneration for their service on the Board of Directors and any committees of the Board. The Company has established a Compensation Committee that is responsible for the administration of the compensation policies, plans and programs in alignment with the Company’s compensation strategy. The aggregated annual total remuneration received by all non-executive members of the Board Directors for the year ended December 31, 2017 was cash of approximately $230,100 (the “Remuneration”).

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual Meeting hereby approves the Remuneration with respect to the directors of the Company for 2017, and the power granted to the Board of Directors to allocate such amounts between the directors of the Company.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of director remuneration and allocation for 2017.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board of Directors by writing them as follows:

Atento S.A.

4 rue Lou Hemmer

L-1748 Luxembourg Findel

Grand-Duchy of Luxembourg

Attn: Legal and Regulatory Compliance Director

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Legal and Regulatory Compliance Director and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

We currently intend to hold our 2019 Annual General Meeting of Shareholders in May 2019. Shareholders who intend to have a proposal considered for presentation at the 2019 Annual General Meeting of Shareholders must comply with other applicable requirements contained in Article 10 of our articles of association. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

OTHER MATTERS

Our Board of Directors has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the shareholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

Important Notice Regarding the Availability of Proxy Materials for the

Shareholders’ Meetings to be Held on May 31, 2018

The Notice, Proxy Statement and the Annual Report are available at both www.atento.com and www.proxyvote.com.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY MARKING,

DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Annual Meeting in person, you must reserve your seat by May 21, 2018 by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com. Additional details regarding requirements for admission to the Annual Meeting are described in the attached proxy statement under the heading “Attendance at the Annual Meeting”

If you are a shareholder of record as of the Record Date, you will be admitted to the Annual Meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Annual Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date or a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for this purpose.

If you are a holder of ordinary shares you will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Annual Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual Meeting. Any shareholder that decides to attend the Annual Meeting in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares at the Annual Meeting.

Luxembourg

April 27, 2018